
02030009

3-31-02 920532

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K


PROCESSED
APR 15 2002
THOMSON
FINANCIAL
RECEIVED
APR 02 2002

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

NEXUS TELOCATION SYSTEMS LTD.

(Translation of Registrant's name into English)

---

1 Korazin Street, Givatayim, 53583, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

This form 6-K is incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11562.

Nexus/6k/forms

On March 26, 2002, the Registrant issued the Press Release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Telocation Systems Ltd.

By: ______________________

Yaron Sheinman

Chairman of the Board of Directors

Dated: March 31, 2002

Exhibit 1

NEXUS

Telocation Systems Ltd.

For Immediate Release

Nexus Receives US$ 1.0 Million Order for its first Location Based Services Infrastructure in The People's Republic of China

Givatayim, Israel, March 26, 2002, -- Nexus Telocation Systems Ltd. (NASDAQ: NXUS) announced today receiving a purchase order in a total amount of US$ 1.0 million for the deployment of its first telocation network infrastructure in the city of Beijing, in the People's Republic of China. The purchase order was received from Beijing Sino Telocation Co. Ltd., a company that was founded specifically to introduce services based mainly on the Nexus Location Based Services (LBS) technology to the Chinese market. Beijing brings increased market opportunities for LBS services, especially given its rapid growth within the framework of the economic development now occurring in China and the preparations needed for the Olympic Games in 2008.

The Nexus infrastructure will cover all five rings in the city of Beijing, with potential expansion to other nearby cities. The system will provide a variety of advanced security, safety, management and other Location Based Services. Deployment of the network is expected to begin in the second half of the year 2002, resulting in additional orders for end-user devices.

Beijing Sino Telocation Co. Ltd. is a fully owned subsidiary of Lichang Investment Co. Ltd.

The Nexus system was chosen by the Beijing Sino Telocation Co. after extensive market research and review of the Nexus system's successful trial in China during last year. The system in Beijing is a first, extremely important stage in Nexus's penetration into China and will, in fact, serve as the Nexus entry point into the Chinese market. The system to be installed in Beijing will serve to promote Nexus technology to the entire Chinese market. The LBS market in China is growing rapidly and Sino Telocation Co. Ltd. will do its best to capture a significant market share within the next few years.

Shlomo Sadowsky, President and CEO of Nexus, commented: "this first purchase order from China is very significant for Nexus and proves that Nexus technology can also provide location based services to the promising market of China after being successful in Israel, South America and recently in South Florida. We will cooperate with our local partners in the development of applications and services that will provide specific solutions for the local market in its own language. Sino Telocation Co. and Nexusare planning to introduce the first services in Beijing, the doorway to China. We identified the large potential and demand for LBS services in the Chinese market long ago and have worked for the last year to find a suitable partner in this promising market. We look forward, to capitalizing on this market, especially towards years 2003 and 2004, through expansion of the Nexus system deployment to other areas of Beijing, as well as to other neighboring cities and regions in China" concluded Sadowsky.

1 KORAZIN ST. GIVATAYIM, 53583, ISRAEL
TEL: 972 3 5723111 FAX: 972 3 5719698

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, Russia and Chile. NexusData, a fully owned subsidiary of Nexus Telocation Systems Ltd., provides low-cost, wide area data collection and information management for the utility industry. The company offers an end-to-end automated meter reading solution, which includes wireless meter modules, wide area receivers and data management center.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company's affiliates' products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Hagai Goren V.P & CFO
Nexus Telocation Systems Ltd.

Tel: 011-972-3-572-3111,

E-mail: hagaig@nexus.co.il